TELMEX WILL PROVIDE BILLING AND COLLECTION SERVICES TO DISH MEXICO

Mexico City, November 24, 2008. Teléfonos de México, S.A.B. de C.V. (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY, LATIBEX: XTMXL) announced today that it signed a contract with Dish México (comprised by MVS Comunicaciones and EchoStar Corporation) to provide billing and collection services of Pay TV (Direct To Home services) of this company through the telephone bill. These services will be distributed through TELMEX, among other points of sale.

In this manner, services offered to Dish México are added to those that TELMEX has provided to different private companies and government institutions for several years, which provide services like: entertainment, information, health, financial services and phone telegrams among many others, providing our customers with a means to pay their bill in a quick and simple manner.

Currently, TELMEX provides billing, collection and promotion services through the telephone bill to more than 980 services and products providers.

TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V., its subsidiaries and affiliates that provides telecommunications services in Mexico. The company's service coverage comprises the operation of the nation's most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com